** Art 2/3/2003

03002755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
JAN 29 2003

SEC FILE NUMBER
8-12324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lehman Brothers Inc. ~~and Subsidiaries~~

OFFICIAL USE ONLY
~~FIRM ID. NO.~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Goldfarb (212) 526-8726
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 06 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Oath or Affirmation.
	(c)	Consolidated Statement of Income.
x	(d)	Consolidated Statement of Financial Condition.
	(e)	Consolidated Statement of Changes in Stockholder's Equity.
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
	(g)	Consolidated Statement of Cash Flows.
	(h)	Computation of Net Capital.
	(i)	Statement of Assets Deemed Nonallowable in Computing Net Capital Under Rule 15c3-1.
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3.
	(k)	Information for Possession or Control Requirements Under Rule 15c3-3.
	(l)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5.
	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
	(n)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7. - Foreign Futures and Foreign Options Secured Amounts.

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

OATH OR AFFIRMATION

I, David Goldfarb, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lehman Brothers Inc., as of November 30, 2002 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer in our FOCUS filing as of November 30, 2002.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

David Goldfarb
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 27 day of January, 2003

Notary

NOTARY PUBLIC #O1CA4896362
expiration 7/6/03
New York, New York

NOTARY PUBLIC
Expiration 7/6/03

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder of
Lehman Brothers Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Inc. and Subsidiaries (the "Company") as of November 30, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lehman Brothers Inc. and Subsidiaries at November 30, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
January 10, 2003

Consolidated Statement of Financial Condition

Lehman Brothers Inc. and Subsidiaries

November 30, 2002

LEHMAN BROTHERS INC. and SUBSIDIARIES
CONSOLIDATED STATEMENT of FINANCIAL CONDITION

(in millions)	November 30 2002
ASSETS	
Cash and cash equivalents	$ 369
Cash and securities segregated and on deposit for regulatory and other purposes	1,896
Securities and other financial instruments owned:	
Pledged as collateral	22,407
Not pledged as collateral	48,474
	70,881
Collateralized short-term agreements:	
Securities purchased under agreements to resell	75,769
Securities borrowed	25,380
Receivables:	
Brokers, dealers and clearing organizations	5,783
Customers	5,146
Receivables from affiliates	9,884
Others	378
Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $129 in 2002)	138
Other assets	443
Excess of cost over fair value of net assets acquired (net of accumulated amortization of $134 in 2002)	152
Total assets	$196,219

See Notes to Consolidated Statement of Financial Condition

LEHMAN BROTHERS INC. and SUBSIDIARIES
CONSOLIDATED STATEMENT of FINANCIAL CONDITION (continued)

(in millions, except share data)	November 30 2002
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term debt	$ 123
Securities and other financial instruments sold but not yet purchased	50,352
Collateralized short-term financing:	
Securities sold under agreements to repurchase	83,343
Securities loaned	23,682
Other secured financing	1,666
Advances from Holdings and other affiliates	13,153
Payables:	
Brokers, dealers and clearing organizations	3,473
Customers	6,474
Accrued liabilities and other payables	2,811
Long-term debt:	
Senior notes	3,511
Subordinated indebtedness	4,479
Total liabilities	193,067
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Preferred stock, $0.10 par value; 10,000 shares authorized; none outstanding	
Common stock, $0.10 par value; 10,000 shares authorized; 1,006 shares issued and outstanding	
Additional paid-in capital	1,738
Accumulated other comprehensive income	3
Retained earnings	1,411
Total stockholder's equity	3,152
Total liabilities and stockholder's equity	$196,219

See Notes to Consolidated Statement of Financial Condition

TABLE OF CONTENTS

Note 1. Summary of Significant Accounting Policies

Basis of Presentation
The Consolidated Statement of Financial Condition includes the accounts of Lehman Brothers Inc., a registered broker-dealer ("LBI") and subsidiaries (collectively, the "Company"). LBI is a wholly-owned subsidiary of Lehman Brothers Holdings Inc. ("Holdings"). (Holdings and its subsidiaries are collectively referred to as "Lehman Brothers".) The Company is one of the leading global investment banks serving institutional, corporate, government and high-net-worth individual clients and customers. The Company's worldwide headquarters in New York are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific Region. The Company is engaged primarily in providing financial services. All material intercompany accounts and transactions have been eliminated in consolidation.

The Consolidated Statement of Financial Condition is prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management estimates are required to be utilized in determining the valuation of trading inventory particularly in the area of OTC derivatives, certain high yield positions and private equity securities. Additionally, management estimates are required in assessing the realizability of deferred tax assets, the outcome of litigation and determining the components of the September 11th related recoveries/expenses and other real estate reconfiguration costs. Management believes that the estimates utilized in preparing its Consolidated Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

The Company uses the trade date basis of accounting.

Securities and Other Financial Instruments
Securities and other financial instruments owned and securities and other financial instruments sold but not yet purchased are valued at market or fair value, as appropriate. Market value is generally based on listed market prices. If listed market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is either determined on broker quotes, internal valuation pricing models which take into account time value and volatility factors underlying the financial instrument, or management's estimate of the amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

As of November 30, 2002, all firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as Securities Owned Pledged as Collateral as required by Statement of Financial Accounting Standard ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."

Derivative Financial Instruments
A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument, index or rate, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. A derivative contract generally represents future commitments to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments at specified terms on a specified date.

Derivatives utilized for trading purposes are recorded at market or fair value in the Consolidated Statement of Financial Condition on a net by counterparty basis where a legal right of set-off exists and are netted across products when such provisions are stated in the master netting agreement. Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair value related to the derivative transactions is reported in the Consolidated Statement of Financial Condition as an asset or liability in Derivatives and other contractual agreements, as appropriate. Margin on futures contracts is included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable. Market or fair value for trading-related instruments is generally determined by either quoted market prices (for exchange-traded futures and options) or pricing models (for over-the-counter swaps, forwards and options). Pricing models utilize a series of market inputs to determine the present value of future cash flows, with adjustments, as required for credit risk and liquidity risk. Further valuation adjustments may be recorded, as deemed appropriate for new or complex products or for positions with significant concentrations. These adjustments are integral components of the mark-to-market process. Credit-related valuation

adjustments incorporate business and economic conditions, historical experience, concentrations, estimates of expected losses and the character, quality and performance of credit sensitive financial instruments.

As an end-user, the Company primarily utilizes derivatives to modify the interest rate characteristics of its long-term debt and secured financing activities. The Company also utilizes equity derivatives to hedge its exposure to equity price risk embedded in certain of its debt obligations and foreign exchange forwards to manage the currency exposure related to its net monetary investment in non-U.S. dollar functional currency operations (collectively, "end-user derivative activities").

Effective December 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "SFAS 133"), which requires that all derivative instruments be reported on the consolidated statement of financial condition at fair value. SFAS 133 changed the Company's accounting methodology applied to its end-user derivative activities, however the adoption of SFAS 133 had no effect on the accounting for the Company's trading-related derivative activities, as such derivatives were already recorded on a fair value basis.

Under SFAS 133, the accounting for end-user derivative activities is dependent upon the nature of the hedging relationship. In certain hedging relationships, both the derivative and the hedged item will be marked-to-market for changes in fair value ("fair value hedge"). In many instances the hedge relationship is fully effective so that the mark-to-market on the derivative and the hedged item will offset. In other hedging relationships, the derivative will be marked-to-market with the offsetting gains or losses recorded in Accumulated Other Comprehensive Income, a component of Stockholder's Equity, until the related hedged item is realized in earnings ("cash flow hedge"). SFAS 133 also requires certain derivatives embedded in long-term debt to be bifurcated and marked-to-market through earnings.

SFAS 133 changed the accounting treatment for the hedged item in a fair value hedge (e.g., long-term debt or secured financing activities) from what was an accrual basis to a modified mark-to-market value. The hedged item's carrying value may differ from a full mark-to-market value since SFAS 133 requires that the hedged item be adjusted only for changes in fair value associated with the designated risks being hedged during the hedge period.

The Company principally utilizes fair value hedges to convert a substantial portion of the Company's fixed rate debt and certain long-term secured financing activities to floating interest rates. Any hedge ineffectiveness in these relationships is recorded as a component of retained earnings on the Company's Statement of Financial Condition. Gains or losses from revaluing foreign exchange contracts associated with hedging the Company's net investments in foreign affiliates are reported within Accumulated Other Comprehensive Income in Stockholder's Equity. Unrealized receivables/payables resulting from the mark-to-market on end-user derivatives are included in Securities and Other Financial Instruments Owned or Sold but not yet Purchased.

The adoption of SFAS 133, as of December 1, 2000, did not have a material effect on the Company's Consolidated Statement of Financial Condition, as most of the Company's derivative transactions are entered into for trading-related activities for which the adoption of SFAS 133 had no impact.

Secured Financing Activities

Repurchase and Resale Agreements
Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are treated as financing transactions for financial reporting purposes, are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities will be subsequently resold or repurchased plus accrued interest. It is the policy of the Company to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying positions on a daily basis as compared to the related receivable or payable balances, including accrued interest. The Company requires counterparties to deposit additional collateral or return collateral pledged as necessary, to ensure that the market value of the underlying collateral remains sufficient. Securities and other financial instruments owned that are financed under repurchase agreements are carried at market value with changes in market value reflected in Retained earnings.

The Company utilizes interest rate swaps as an end-user to modify the interest rate exposure associated with certain fixed rate resale and repurchase agreements. In accordance with SFAS No. 133, the Company adjusted the carrying value of these secured financing transactions that had been designated as the hedge.

Securities Borrowed and Loaned
Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. It is the Company's policy to value the securities borrowed and loaned on a daily basis, and to obtain additional cash as necessary to ensure such transactions are adequately collateralized.

Other Secured Borrowings
Other secured borrowings are recorded at contractual amounts plus accrued interest.

Private Equity Investments
The Company carries its private equity investments, including its partnership interests, at fair value based upon the Company's assessment of each underlying investment.

Income Taxes
The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the Consolidated Statement of Financial Condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards, if in the opinion of management, it is more likely than not that the deferred tax asset will be realized. SFAS 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

Translation of Foreign Currencies
Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in Accumulated Other Comprehensive Income, a separate component of Stockholders' Equity.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives. Buildings are depreciated up to a maximum of 40 years. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases, ranging up to 20 years. Equipment, furniture and fixtures are depreciated over periods of up to 15 years. Internal use of Software which qualifies for capitalization under American Institute of Certified Public Accountants ("AICPA") Statement of position 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal

Use" is capitalized and subsequently amortized over the estimated useful life of the software, generally 3 years, with a maximum of 7 years.

Long Lived Assets
In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews assets, such as property, equipment and leasehold improvements for impairment whenever events or changes in circumstances indicate that the carrying value amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, then an impairment loss would be recognized to the extent that the carrying vale of such asset exceeded its fair value.

Goodwill
As of December 1, 2002, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, intangible assets with indefinite lives and goodwill are no longer required to be amortized. Instead, these assets are evaluated annually for impairment. The Company adopted the provisions of SFAS 142 at the beginning of fiscal year 2002 and the change did not have a material impact to the Company's Consolidated Statement of Financial Condition. Goodwill is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

Stock-Based Awards
The Company's employees participate in Holdings' stock-based incentive plans. Holdings accounts for these awards on a consolidated basis in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related interpretations.

Consolidation Accounting Policies

Operating Companies
The Company follows SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries", and consolidates operating entities when the Company has a controlling financial interest over the business activities of such entities. Non-controlled operating entities are accounted for under the equity method when the Company is able to exercise significant influence over the business activities of such entities. The cost method is applied when the ability to exercise significant influence is not present.

Special Purpose Entities
For those entities which do not meet the definition of conducting a business, often referred to as special purpose entities ("SPE's"), the Company follows the accounting guidance under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB No. 125," and Emerging Issues Task Force ("EITF") Topic D-14, "Transactions Involving Special-Purpose Entities," to determine whether or not such SPE's are required to be consolidated. The majority of the Company's involvement with SPE's relates to securitization transactions meeting the SFAS 140 definition of a qualifying special purpose entity ("QSPE"). A QSPE can generally be described as an entity with significantly limited powers which are intended to limit such entity to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, the Company does not consolidate such QSPE's. Rather, the Company accounts for its involvement with such QSPE's under a financial components approach in which the Company recognizes only its retained involvement with the QSPE. The Company accounts for such retained interests at fair value.

Certain special purpose entities do not meet the QSPE criteria due to their permitted activities not being sufficiently limited, or because the assets are not deemed qualifying financial instruments (e.g., real estate). In instances in which the Company is either the sponsor of or transferor of assets to a non-qualifying SPE, the Company follows the accounting guidance provided by EITF Topic D-14 to determine whether consolidation is required. Under this guidance, the Company would not consolidate such SPE if a third party investor made a substantial equity investment in the SPE (minimum of 3%), was subject to first dollar risk of loss of such SPE, and had a controlling financial interest.

Transfers of Financial Assets
The Company accounts for transfers of financial assets in accordance with SFAS 140. In accordance with this guidance the Company recognizes the transfer of financial assets as sales provided that control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: i) the assets have been isolated from the transferor even in bankruptcy or other receivership (true sale opinions are required), ii) the transferee has the right to pledge or exchange the assets received and iii) the transferor has not maintained effective control over the transferred assets (e.g., through a unilateral ability to repurchase a unique or specific asset).

Note 2. September 11th Related (Recoveries)/Expenses, Net

As a result of the September 11, 2001 terrorist attack, the Company's leased facilities in the World Trade Center were destroyed and its leased and owned facilities in the World Financial Center ("WFC") complex (including the 3 World Financial Center building owned jointly with American Express) were significantly damaged. All employees and operations in the downtown New York area were displaced. Key business activities and necessary support functions were quickly relocated to the Company's back-up facilities in New Jersey and to various other temporary sites.

Holdings had significant levels of insurance in place to cover the losses resulting from the terrorist attack including a policy covering damage to the core and shell of the 3 WFC building and a separate policy covering the property damage at the WTC and WFC facilities, losses resulting from business interruption and extra expenses associated with the relocation to, and occupancy of, the temporary facilities.

During fiscal 2002, the Company's Retained earnings decreased by approximately $22 million, primarily related to technology restoration and other costs associated with unusable facilities and approximately $16 million to repair damage incurred to the core and shell of the Company's 3 World Financial Center facility, which were offset by estimated insurance recoveries. The Company transferred any receivables recorded under its insurance policies as well as its interest in the 3 World Financial Center building to Holdings for book value during 2002.

During the fourth quarter of 2002, Holdings settled its insurance claim for $700 million, the policy limit, with its insurance carriers with respect to the property damaged at the World Trade Center and World Financial Center facilities, losses resulting from business interruption and extra expenses associated with its relocation to and occupancy of temporary facilities. During the fourth quarter of 2002, after further consideration of maintaining real-estate in both downtown and midtown New York City locations, the Company decided to completely exit its downtown area facilities. As a result, the Company recognized a charge to Retained earnings of approximately $152 million in the fourth quarter of 2002 relating to decisions to exit excess space resulting from occupancy actions taken following September 11th. The charge relates to sublease losses on the Company's facilities at 1 World Financial Center and 399 Park Avenue. In addition, the Company's Retained earnings included $152 million of insurance recoveries allocated to the Company by Holdings.

Note 3. Costs Associated with Real-Estate Reconfiguration

During 2002 the Company's Retained earnings was decreased by approximately $4 million for after-tax costs associated with the consolidation or closure of certain U.S. branch locations.

Note 4. Regulatory Settlement

In the fourth quarter of 2002 the Company's Retained earnings was decreased by $56 million for after-tax costs associated with a proposed agreement reached with various Federal and State regulatory authorities to settle inquiries related to alleged conflicts of interest involving equity research analysts. An agreement in principal was signed on December 20, 2002 and includes certain organizational structural reforms, including providing independent research to clients in the future. This amount was paid to the Company by Holdings in the form of a capital contribution.

Note 5. Short-term Financings

The Company obtains short-term financing on both a secured and unsecured basis. The secured financing is obtained through the use of repurchase agreements and securities loaned agreements, which are primarily collateralized by government, agency and equity securities. The unsecured financing is generally obtained through short-term debt and the issuance of commercial paper.

The Company's short-term debt financing is comprised of the following:

(in millions)	November 30 2002
Short-term debt	
Payables to banks	$ 89
Master notes	8
Secured bank loans	26
Total Short-term Debt [(1)]	$123

[(1)] At November 30, 2002 the weighted average interest rate for short-term borrowings was 1.4%.

Note 6. Long-term Debt

(in millions)	U.S. Dollar Fixed Rate	U.S. Dollar Floating Rate	November 30 2002
Senior Notes			
Maturing in Fiscal 2003	$ 1	-	$ 1
Maturing in Fiscal 2004	1,765	-	1,765
Maturing in Fiscal 2005	-	-	-
Maturing in Fiscal 2006	1,350	395	1,745
Maturing in Fiscal 2007	-	-	-
December 1, 2007 and thereafter	-	-	-
Senior Notes	3,116	395	3,511
Subordinated Indebtedness			
Maturing in Fiscal 2003	497	1,600	2,097
Maturing in Fiscal 2004	200	735	935
Maturing in Fiscal 2005	106	-	106
Maturing in Fiscal 2006	337	-	337
Maturing in Fiscal 2007	339	-	339
December 1, 2007 and thereafter	665	-	665
Subordinated Indebtedness	2,144	2,335	4,479
Long-term Debt	$5,260	$2,730	$7,990

Of the Company's long-term debt outstanding as of November 30, 2002, $200 million is repayable prior to maturity at the option of the holder, at par value. These obligations are reflected in the above table as maturing at their put dates of fiscal 2003, rather than at their contractual maturities of 2026.

As of November 30, 2002, the Company had approximately $1.8 billion available for the issuance of debt securities under various shelf registrations.

End-User Derivative Activities
The Company utilizes interest rate swaps as an end user to modify the interest rate characteristics of its long-term debt portfolio and certain secured financing activities. All end user derivatives at November 30, 2002 are recorded at fair value on the balance sheet. The Company adjusts the carrying value of a substantial portion of the its fixed rate debt to a modified mark-to-market value in accordance with SFAS No. 133, as such debt was designated as the hedged item in a fair value hedge. (See Note 1 Derivative Financial Instruments).

At November 30, 2002, the notional amounts of the Company's interest rate swaps related to its long-term debt obligations were approximately $2.0 billion. These derivatives are principally utilized to convert the Company's fixed rate debt to floating interest rates. In terms of notional amounts outstanding, these derivative contracts mature as follows:

(in millions)	November 30 2002
Maturing in Fiscal 2003	$475
Maturing in Fiscal 2004	191
Maturing in Fiscal 2005	94
Maturing in Fiscal 2006	300
Maturing in Fiscal 2007	300
December 1, 2007 and thereafter	600
Total	$1,960

Weighted-average interest rate at November 30:	
Receive rate	7.39%
Pay rate	2.30%

In addition, the Company's end-user derivative activities resulted in the following changes to the Company's mix of fixed and floating rate debt and effective weighted-average rates of interest:

			November 30, 2002	
	Long-Term Debt		Weighted-Average	
(in millions)	Before End User Activities	After End User Activities	Contractual Interest Rate	Effective Rate After End User Activities
USD Obligations				
Fixed rate	$5,260	$3,124		
Floating rate	2,730	4,866		
Total	$7,990	$7,990	5.04%	3.79%

Note 7. Holdings' Benefit and Incentive Plans

The Company's employees participate in Holdings' various benefit and incentive plans. In accordance with APB 25, Holdings has not recognized compensation cost for its stock option awards and Employee Stock Purchase Plan (the "ESPP"). The following is a description of Holdings' various benefit and incentive plans.

Employee Stock Purchase Plan
Holdings' Employee Stock Purchase Plan (the "ESPP") allows employees to purchase Common Stock at a 15% discount from market value, with a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of Common Stock authorized for purchase by eligible employees is 12.0 million. As of November 30, 2002, 5.8 million shares of Common Stock had cumulatively been purchased by eligible employees through the ESPP.

1994 Incentive Plans

Holdings' 1994 Management Ownership Plan (the "1994 Plan") provides for the issuance of restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees. A total of 33.3 million shares of Common Stock may be granted under the 1994 Plan. At November 30, 2002, RSU, PSU and stock option awards with respect to 31.2 million shares of Common Stock have been made under the 1994 Plan of which 1.5 million are outstanding and 29.7 million have been converted to freely transferable Common Stock. Holdings will utilize the remaining authorization of 2.1 million shares to satisfy dividend reinvestment requirements for outstanding awards and to fund the annual RSU awards for non-employee directors of Holdings.

1996 Management Ownership Plan

During 1996, Holdings' stockholders approved the 1996 Management Ownership Plan (the "1996 Plan") under which awards similar to those of the 1994 Plan may be granted, and under which up to 42.0 million shares of Common Stock may be subject to awards. At November 30, 2002, RSU, PSU and stock option awards with respect to 34.8 million shares of Common Stock have been made under the 1996 Plan of which 19.2 million are outstanding and 15.6 million have been converted to freely transferable Common Stock.

Employee Incentive Plan

The Employee Incentive Plan ("EIP") has provisions similar to the 1994 Plan and the 1996 Plan, and authorization from the Holdings Board of Directors for the issuance of up to 246.0 million shares of Common Stock which may be subject to awards. At November 30, 2002, awards with respect to 186.7 million shares of Common Stock have been made under the EIP of which 132.2 million are outstanding and 54.5 million have been converted to freely transferable Common Stock.

Note 8. Capital Requirements

As a registered broker-dealer, LBI is subject to the Securities and Exchange Commission ("SEC") Rule 15c3-1, the Net Capital Rule, which requires LBI to maintain net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. At November 30, 2002, LBI's regulatory net capital, as defined, of $1,485 million exceeded the minimum requirement by $1,357 million.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At November 30, 2002, the Company had a reserve requirement for PAIB of $3 million. Additionally, the Company had $53 million of qualified securities or cash on deposit in a Special Reserve Bank Account as of November 30, 2002.

The Company's "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions which are reviewed by various rating agencies. At November 30, 2002, LBFP and LBDP each had capital which exceeded the requirement of the most stringent rating agency by approximately $60 million and $35 million, respectively.

Repayment of subordinated indebtedness and certain advances and dividend payments by LBI are restricted by the regulations of the SEC and other regulatory agencies. At November 30, 2002, $2,745 million of net assets of the Company were restricted as to the payment of dividends, principally as a result of regulations of the SEC and other regulatory agencies. In addition, certain covenants governing the indebtedness of LBI contractually limit its ability to pay dividends.

Note 9. Holdings' Employee Benefit Plans

Holdings provides various pension plans for the majority of its employees worldwide. In addition, Holdings provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company records as compensation and benefits its allocated share of the cost of these plans. The following summarizes Holdings' domestic employee benefit plans in which the Company's employees participate:

	Pension Benefits November 30	Postretirement Benefits November 30
(in millions, except for weighted-average)	2002	2002
Change in benefit obligation		
Benefit obligation at beginning of year	$555	$53
Service cost	16	1
Interest cost	40	4
Plan amendment	-	-
Actuarial loss	55	15
Benefits paid	(22)	(5)
Benefit obligation at end of year	$644	$ 68
Change in plan assets		
Fair value of plan assets at beginning of year	$653	
Actual return on plan assets	(82)	
Employer Contributions	80	
Benefits paid	(22)	
Fair value of plan assets at end of year	$629	
Funded (underfunded) status	$(15)	$(68)
Unrecognized net actuarial loss/(gain)	394	(3)
Unrecognized prior service cost/(credit)	3	(4)
Prepaid benefit/ (accrued) cost	$382	$(75)
Weighted-average assumptions		
Discount rate	6.75%	6.75%
Expected return on plan assets	9.00%	
Rate of compensation increase	4.90%	5.00%

Holdings' accumulated benefit obligation at November 30, 2002 was approximately $612 million. The fair value of plan assets at November 30, 2002 exceeded the accumulated benefit obligation by $17 million.

For measurement purposes, the annual health care cost trend rate was assumed to be 12.0% for the year ended November 30, 2003. The rate was assumed to decrease 1.0% per year to 5.0% in the year ended November 30, 2009 and remain at that level thereafter.

Note 10. Income Taxes

The Company's income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. The income tax provision for the Company is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. In accordance with this agreement, the balance due to Holdings at November 30, 2002 was $409 million.

Deferred income taxes are provided for the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse. The Company provides for deferred income taxes on undistributed earnings of foreign subsidiaries.

At November 30, 2002 the deferred tax assets and liabilities consisted of the following:

(in millions)	November 30 2002
Deferred tax assets:	
Liabilities / accruals not currently deductible	$ 69
Unrealized trading and investment activity	87
Other	25
Deferred tax assets	181
Deferred tax liabilities	-
Net deferred tax assets	$181

The net deferred tax assets are included in Other assets in the accompanying Consolidated Statement of Financial Condition. It is anticipated that the Company's net deferred tax assets will be realized, therefore no valuation allowance has been recorded against deferred tax assets.

In accordance with the tax sharing agreement with Holdings, the Company was reimbursed for $395 million of net deferred tax assets in 2002. The net deferred tax assets transferred in 2002 were principally associated with unrealized trading activity, liabilities and other accruals not currently deductible and deferred compensation, partially offset by deferred tax liabilities associated with an excess of tax over financial depreciation.

Note 11. Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset (e.g., Treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR). Over-the-counter ("OTC") derivative products are privately negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

In the normal course of business, the Company enters into derivative transactions both in a trading capacity and as an end-user. The Company's derivative activities (both trading and end-user) are recorded at fair value on the Company's Consolidated Statement of Financial Condition. Acting in a trading capacity, the Company enters into derivative transactions to satisfy the needs of its clients and to manage the Company's own exposure to market and credit risks resulting from its trading activities (collectively, "Trading-Related Derivative Activities"). As an end-user, the Company primarily enters into interest rate swap and option contracts to adjust the interest rate nature of its funding sources from fixed to floating rates, and to change the index upon which floating interest rates are based (e.g., Prime to LIBOR) (collectively, "End-User Derivative Activities"). There is an extensive range of derivative products available in the marketplace, which can vary from a simple forward foreign exchange contract to a complex derivative instrument with multiple risk characteristics involving the aggregation of the risk characteristics of a number of derivative product types including swap products, options and forwards. Listed below are examples of various derivative product types along with a brief discussion of the performance mechanics of certain specific derivative instruments.

Swap Products

Interest rate swap products include interest rate and currency swaps, leveraged swaps, swap options, other interest rate option products including caps, collars and floors, and credit default swaps. An interest rate swap is a negotiated OTC contract in which two parties agree to exchange periodic interest payments for a defined period, calculated based upon a predetermined notional amount. Interest payments are usually exchanged on a net basis throughout the duration of the swap contract. A currency swap is an OTC agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and completion of the swap term. Leveraged swaps involve the multiplication of the interest rate factor upon which the interest payment streams are based (e.g., Party A pays three times the six-month LIBOR). Caps are contractual commitments that require the writer to pay the purchaser the amount by which an interest reference rate exceeds a defined contractual rate, if any, at specified times during the contract. Conversely, a floor is a contractual commitment that requires the writer to pay the amount by which a defined contractual rate exceeds an interest reference rate at specified times over the

life of the contract, if any. Equity swaps are contractual agreements whereby one party agrees to receive the appreciation (or depreciation) value over a strike price on an equity investment in return for paying another rate, which is usually based upon equity index movements or interest rates. Commodity swaps are contractual commitments to exchange the fixed price of a commodity for a floating price (which is usually the prevailing spot price) throughout the swap term. Credit derivatives are contractual agreements that provide insurance against a credit event of one or more referenced credits. The nature of the credit event is established by the buyer and seller at the inception of the transaction, and such events include bankruptcy, insolvency, rating agency downgrade and failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a contingent payment by the seller (insurer) following a credit event. The Company acts as both a buyer and seller of credit derivatives.

Options

Option contracts provide the option purchaser (holder) with the right but not the obligation to buy or sell a financial instrument, commodity or currency at a predetermined exercise price (strike price) during a defined period (American Option) or at a specified date (European Option). The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (put) or sell (call) the item underlying the contract at a set price, if the option purchaser chooses to exercise. Option contracts also exist for various indices and are similar to options on a security or other instrument except that, rather than physically settling with delivery of the underlying instrument, they are cash settled. As a purchaser of an option contract, the Company is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Company exercises the option. As the writer of an option contract, the Company is not subject to credit risk but is subject to market risk, since the Company is obligated to make payments under the terms of the option contract if exercised.

Option contracts may be exchange-traded or OTC. Exchange-traded options are the obligations of the exchange and generally have standardized terms and performance mechanics. In contrast, all of the terms of an OTC option including the method of settlement, term, strike price, premium and security are determined by negotiation of the parties.

Futures and Forwards

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity at a specified future date and price. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified assets as security for its obligation. Additionally, futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Therefore, futures contracts provide a reduced funding alternative to purchasing the underlying cash position in the marketplace. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index futures) on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date.

Forwards are OTC contractual commitments to purchase or sell a specified amount of a financial instrument, foreign currency or commodity at a future date at a predetermined price. TBAs are forward contracts which give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Therefore, TBAs subject the holder to both interest rate risk and principal prepayment risk.

Trading-Related Derivative Activities

Derivatives are subject to various risks similar to other financial instruments including market, credit and operational risk. In addition, the Company may be exposed to legal risks related to its derivative activities including the possibility that a transaction may be unenforceable under applicable law. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with its proprietary trading and market-making activities in cash instruments as part of its firmwide risk management policies.

Derivatives are generally based upon notional amounts. Notional amounts are not recorded on-balance sheet, but rather are utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional amounts provide a measure of the Company's involvement with such instruments, but are not indicative of actual or potential risk. As of November 30, 2002, the Company had total notional/contract amounts of trading related derivative activities of $6,307 billion. Of the total

notional amounts approximately $5,964 billion are over-the-counter and $343 billion are exchange-traded as of November 30, 2002. The total weighted-average maturity at November 30, 2002 for over-the-counter and exchange-traded contracts was 4.7 years and 0.7 years, respectively. Approximately $1,837 billion of the notional/contract amount of the Company's Trading-Related Derivative Activities mature within the year ending November 30, 2003.

The Company records its Trading-Related Derivative Activities on a mark-to-market basis. Unrealized gains and losses on derivative contracts are recorded on a net basis in the Consolidated Statement of Financial Condition for those transactions with counterparties executed under a legally enforceable master netting agreement and are netted across products when such provisions are stated in the master netting agreement. The Company offers equity, fixed income and foreign exchange products to its customers. Because of the integrated nature of the market for such products, each product area trades cash instruments as well as derivative products.

Listed in the following table is the fair value of the Company's Trading-Related Derivative Activities as of November 30, 2002. Assets and liabilities represent net unrealized gains (amounts receivable from counterparties) and net unrealized losses (amounts payable to counterparties), respectively.

Fair Value of Trading-Related Derivative Financial Instruments

	Fair Value* November 30, 2002	
(in millions)	Assets	Liabilities
Interest rate , currency and credit default swaps and options (including caps, collars and floors)	$7,594	$6,832
Foreign exchange forward contracts and options	368	391
Other fixed income securities contracts (including futures contracts, options and TBAs)	247	214
Equity contracts (including equity swaps, warrants and options)	537	627
	$8,746	$8,064

*Amounts represent carrying value (exclusive of collateral). Amounts do not include receivables or payables related to exchange-traded futures contracts.

Assets included in the table above represent the Company's unrealized gains, net of unrealized losses for situations in which the Company has a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. Therefore, the fair value of assets/liabilities related to derivative contracts at November 30, 2002 represents the Company's net receivable/payable for derivative financial instruments before consideration of collateral. Included within the $8,746 million fair value of assets at November 30, 2002 was $8,209 million related to swaps and other OTC contracts and $537 million related to exchange-traded option and warrant contracts.

The primary difference in risks related to OTC and exchange-traded contracts is credit risk. OTC contracts contain credit risk for unrealized gains from various counterparties for the duration of the contract, net of collateral. With respect to OTC contracts, including swaps, the Company views its net credit exposure to third-parties to be $6,676 million at November 30, 2002, representing the fair value of the Company's OTC contracts in an unrealized gain position, after consideration of collateral.

Counterparties to the Company's OTC derivative products are primarily financial intermediaries (U.S. and foreign banks), securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. Collateral held related to OTC contracts generally includes U.S. government and federal agency securities. Presented below is an analysis of the Company's net credit exposure at November 30, 2002 for OTC contracts based upon actual ratings made by external rating agencies or by equivalent ratings established and utilized by the Company's Credit Risk Management Department.

Counterparty Risk Rating	S&P/Moody's Equivalent	Net Credit Exposure
1	AAA/Aaa	15%
2	AA-/Aa3 or higher	26%
3	A-/A3 or higher	42%
4	BBB-/Baa3 or higher	13%
5	BB-/Ba3 or higher	4%
6	B+/B1 or lower	-

The Company is also subject to credit risk related to its exchange-traded derivative contracts. Exchange-traded contracts, including futures and certain options, are transacted directly on the exchange. To protect against the potential for a default, all exchange clearinghouses impose net capital requirements for their membership. Additionally, exchange clearinghouses require counterparties to futures contracts to post margin upon the origination of the contracts and for any changes in the market value of the contracts on a daily basis (certain foreign exchanges provide for settlement within three days). Therefore, the potential for losses from exchange-traded products is limited.

End-User Derivative Activities

The Company utilizes a variety of derivative products for non-trading purposes as an end-user to modify the interest rate characteristics of its long-term debt portfolio and certain secured financing activities. In this regard, the Company primarily enters into fair value hedges utilizing interest rate swaps to convert a substantial portion of the Company's fixed rate long-term debt and certain term fixed rate secured financing activities to a floating interest rate. The ineffective portion of the fair value hedges were included in Retained earnings in the Consolidated Statement of Financial Condition and were not material as of November 30, 2002. At November 30, 2002, the notional amount of the Company's end-user activities related to its long-term debt obligations was approximately $2.0 billion. (For a further discussion of the Company's long-term debt related end-user derivative activities see Note 6.)

The Company also utilizes derivative products as an end user to modify its interest rate exposure associated with its secured financing activities, including securities purchased under agreements to resell, securities borrowed, securities sold under agreements to repurchase and securities loaned. At November 30, 2002, the Company had $210 billion of such secured financing activities. As with the Company's long-term debt, its secured financing activities expose the Company to interest rate risk. The Company, as an end user, manages the interest rate risk related to these activities by utilizing derivative financial instruments, including interest rate swaps and purchased options. The Company designates derivative transactions against specific assets and liabilities with matching maturities. At November 30, 2002, the Company, as an end user, utilized derivative financial instruments with an aggregate notional amount of $6.9 billion to modify the interest rate characteristics of its secured financing activities. The total notional amount of these agreements had a weighted-average maturity of 5.3 years as of November 30, 2002.

Note 12. Securitizations

The Company is a market leader in mortgage- and asset-backed securitizations and other structured financing arrangements. In connection with these activities, the Company utilizes special purpose entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. The Company derecognizes financial assets transferred in securitizations provided that the Company has relinquished control over such assets. For further information regarding the accounting for securitization transactions, refer to Note 1, *Basis of Presentation – Consolidation Accounting Policies — Transfers of Financial Assets.* The Company may retain an interest in the financial assets it securitizes ("Retained Interests"), which may include assets in the form of residual

interests in the special purpose entities established to facilitate the securitization. Any Retained Interests are included in Securities and Other Financial Instruments Owned (principally Mortgages and Mortgage-Backed) within the Company's Consolidated Statement of Financial Condition. During fiscal 2002, the Company securitized approximately $144 billion of financial assets, including: $103 billion of residential mortgages, $11 billion of commercial mortgages, and $30 billion of other asset-backed financial instruments, respectively.

As of November 30, 2002, the Company had approximately $1.1 billion of non-investment grade Retained Interests from its securitization activities (principally junior security interests in securitizations) including $0.5 billion of commercial mortgages, $0.4 billion of residential mortgages, and $0.2 billion of other asset-backed financial instruments, respectively. The Company records its trading assets on a mark-to-market basis, including those assets held prior to securitization, as well as any retained interests post securitization. Fair value is determined based upon listed market prices, if available. When listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the financial instruments among other factors.

The tables below outline the key economic assumptions used in measuring the fair value of retained interests:

At November 30, 2002:

	Residential Mortgages	Commercial Mortgages	Other Asset Backed
Weighted average life	3 years	1 year	5 years
Annual prepayment rate	4 – 65 CPR	0 – 15 CPR	8 – 15 CPR
Credit Loss Assumption	.5 – 6%	2 – 17%	3 – 10%
Weighted average Discount rate	17%	20%	5%

The tables below outline the sensitivity of the fair value of the retained interests to immediate 10% and 20% adverse changes in the above assumptions (dollars in millions):

	At November 30, 2002		
	Residential Mortgages	Commercial Mortgages	Other Asset Backed
Prepayment speed:			
Impact of 10% adverse change	$ 4	$ -	$ 1
Impact of 20% adverse change	$ 8	$ -	$ 2
Assumed credit losses:			
Impact of 10% adverse change	$ 17	$ -	$ 12
Impact of 20% adverse change	$ 33	$ 12	$ 24
Discount rate:			
Impact of 10% adverse change	$ 17	$ -	$ 12
Impact of 20% adverse change	$ 34	$ -	$ 24

The sensitivity analysis in the preceding table is hypothetical and should be used with caution as the above stresses are performed without consideration of the impact of hedges, which serve to reduce the Company's actual risk. In addition, these results are calculated by stressing a particular economic assumption independent of changes in any other assumption (as required by U.S. GAAP); in reality, changes in one factor often result in changes in another (for example, changes in discount rates will often impact expected prepayment speeds). Further, changes in the fair value based upon a 10% or 20% variation in an assumption should not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

Note 13. Fair Value of Financial Instruments

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the Company to report the fair value of financial instruments, as defined. Assets and liabilities that are carried at fair value include all of the Company's trading assets and liabilities including derivative financial instruments used for trading purposes as described in Note 1, which are recorded as securities and other financial instruments owned and securities and other financial instruments sold but not yet purchased.

Assets and liabilities, which are recorded at contractual amounts that approximate market or fair value include cash and cash equivalents, cash and securities segregated and on deposit for regulatory and other purposes, receivables, certain other assets, commercial paper and short-term debt, and payables. The market value of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

In 2002, the Company's long-term debt was recorded at historical amounts, unless designated as the hedged item in a fair value hedge under SFAS 133. The Company carries such hedged debt on a modified mark-to-market basis, which could differ from fair value.

The following table provides a summary of the fair value of the Company's long-term debt and related end user derivative activities. The fair value of the Company's long-term debt was estimated using either quoted market prices or discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowing arrangements.

In millions	2002
Carrying value of long-term debt	$7,990
Fair value of long-term debt	8,019
Unrecognized net (loss) gain on long-term debt	$ (29)

The Company carries its secured financing activities, including securities purchased under agreements to resell, securities borrowed, securities sold under agreements to repurchase, securities loaned and other secured borrowings, at their original contract amount plus accrued interest. As the majority of such financing activities are short-term in nature, carrying value approximates fair value. At November 30, 2002, the Company had $210 billion of such secured financing activities. As with the Company's long-term debt, its secured financing activities expose the Company to interest rate risk.

At November 30, 2002, the Company, as an end user, utilized derivative financial instruments with an aggregate notional amount of $6.9 billion to modify the interest rate characteristics of its secured financing activities. At November 30, 2002, the carrying value of the related secured financing activities approximated its fair value. Additionally, at November 30, 2002, the Company had approximately $30 million of unrecognized losses related to approximately $4 billion of unhedged long-term fixed rate secured financing activities.

Note 14. Financial Instruments

Securities and other financial instruments owned and securities and other financial instruments sold, but not yet purchased are recorded at fair value and were comprised of the following:

	November 30 2002
Securities and other financial instruments owned:	
Mortgages and mortgage backed	$ 9,032
Government and agencies	21,845
Derivatives and other contractual agreements	8,746
Corporate debt and other	11,065
Corporate equities	17,562
Certificates of deposits and other money market instruments	2,631
	$70,881
Securities and other financial instruments sold but not yet purchased:	
Government and agencies	$31,395
Derivatives and other contractual agreements	8,064
Corporate debt and other	7,101
Corporate equities	3,792
	$50,352

Note 15. Securities Pledged as Collateral

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The Company primarily receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and certain other loans. The Company is generally permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The Company carries secured financing agreements for financial reporting purposes on a net basis by counterparty when permitted under the provisions of Financial Accounting Standards Board Interpretation No. 41 ("FIN 41").

At November 30, 2002, the fair value of securities received as collateral and securities owned that have not been sold, repledged or otherwise encumbered totaled approximately $13 billion. At November 30, 2002, the gross fair value of securities received as collateral where the Company was permitted to sell or repledge the securities was approximately $290 billion. Of this collateral, approximately $286 billion at November 30, 2002 has been sold or repledged, generally as collateral under repurchase agreements or to cover securities and other financial instruments sold but not yet purchased.

The Company also pledges its own assets, principally to collateralize certain financing arrangements. These pledged securities, where the counterparty has the right, by contract or custom, to rehypothecate the financial instruments are classified as securities and other financial instruments owned, pledged as collateral on the Company's Consolidated Statement of Financial Condition as required by SFAS 140.

In addition, the carrying value of securities and other financial instruments owned that have been pledged to counterparties where those counterparties do not have the right to sell or repledge was approximately $30 billion at November 30, 2002.

Note 16. Other Commitments and Contingencies

As of November 30, 2002, the Company was contingently liable for $0.8 billion of letters of credit, primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges.

In connection with its financing activities, the Company had outstanding commitments under certain lending arrangements of approximately $1.1 billion at November 30, 2002. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under the above lending arrangements are typically at variable interest rates and generally provide for over-collateralization based upon the borrowers' creditworthiness. At November 30, 2002, the Company had commitments to enter into forward starting secured financing transactions including reverse repurchase agreements and repurchase agreements of approximately $68.6 billion and $38.1 billion, respectively.

The Company, through its high grade and high yield sales, trading and underwriting activities, makes commitments to extend credit in loan syndication transactions. The Company utilizes various hedging and funding strategies to actively manage its market, credit and liquidity exposures on these commitments. In addition, total commitments are not indicative of actual risk or funding requirements, as the commitments may not be drawn or fully utilized. These commitments and any related draw downs of these facilities typically have fixed maturity dates and are contingent upon certain representations, warranties and contractual conditions applicable to the borrower.

The Company had lending commitments to investment grade borrowers (after consideration of hedges) of approximately $2.6 billion at November 30, 2002. In addition, the Company had credit risk associated with lending commitments to non-investment grade borrowers (after consideration of hedges) of $1.1 billion at November 30, 2002. Before consideration of hedges, the Company had commitments to investment and non-investment grade borrowers of $6.2 billion and $1.2 billion at November 30, 2002. The Company had available undrawn borrowing facilities with third parties of approximately $2.8 billion at November 30, 2002 which can be drawn upon to provide funding for these commitments. These funding facilities contain limits for certain concentrations of counterparty, industry or credit ratings of the underlying loans.

In addition, the Company provided high yield contingent commitments related to acquisition financing of approximately $2.8 billion at November 30, 2002. The Company's intent is, and its past practice has been, to sell down significantly all the credit risk associated with these loans, if closed, through loan syndications, consistent with the Company's credit facilitation framework. These commitments are not indicative of the Company's actual risk as the borrower's ability to draw is subject to there being no material adverse change in either market conditions or the borrower's financial condition among other factors. In addition, these commitments contain certain flexible pricing features in order to adjust for changing market conditions.

At November 30, 2002 the Company had liquidity commitments of approximately $0.6 billion related to trust certificates backed by investment grade municipal securities. The Company's obligation under such liquidity commitments is generally less than one year and is typically further limited by the fact that the Company's obligation ceases if the underlying assets are downgraded below investment grade or default.

As of November 30, 2002, the Company had pledged securities, primarily fixed income, having a market value of approximately $23.4 billion, as collateral for securities borrowed having a market value of approximately $23.3 billion.

Securities and other financial instruments sold but not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded. The ultimate gain or loss is dependent upon the price at which the underlying financial instrument is purchased to settle the Company's obligation under the sale commitment.

In the normal course of business, the Company is exposed to off-balance sheet credit and market risk as a result of executing, financing and settling various customer security and commodity transactions. Off-balance sheet risk arises from the potential that customers or counterparties fail to satisfy their obligations and that the collateral obtained is insufficient. In such instances, the Company may be required to purchase or sell financial instruments at unfavorable market prices. The Company

seeks to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

At November 30, 2002, the Company had commitments to invest up to $384 million directly and through partnerships in private equity related investments. These commitments will be funded as required through the end of the respective investment periods, principally expiring in 2004.

Subsidiaries of the Company, as general partner, are contingently liable for the obligations of certain public and private limited partnerships organized as pooled investment funds or engaged primarily in real estate activities. In the opinion of the Company, contingent liabilities, if any, for the obligations of such partnerships will not in the aggregate have a material adverse effect on the Company's consolidated financial position or results of operations.

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of counsel, in the opinion of the Company such litigation will not, in the aggregate, have a material adverse effect on the Company's Consolidated Statement of Financial Condition.

Concentrations of Credit Risk

As a leading global investment bank, the Company is actively involved in securities underwriting, brokerage, distribution and trading. These and other related services are provided on a worldwide basis to a large and diversified group of clients and customers, including multinational corporations, governments, emerging growth companies, financial institutions and individual investors.

A substantial portion of the Company's securities and commodities transactions is collateralized and is executed with, and on behalf of, commercial banks and other institutional investors, including other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company.

Securities and other financial instruments owned by the Company include U.S. government and agency securities, and securities issued by non-U.S. governments, which in the aggregate, represented 11% of the Company's total assets at November 30, 2002. In addition, resale agreements represented 39% of total assets at November 30, 2002, and consisted principally of securities issued by the U.S. government, federal agencies or non-U.S. governments. The Company's most significant industry concentration is financial institutions, which include other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of the Company's business.

Lease Commitments

The Company leases office space and equipment primarily in the United States. Certain leases on office space contain escalation clauses providing for additional rentals based upon maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of $52 million) are as follows:

Minimum Future Rental Commitments

(in millions)	November 30, 2002
Fiscal 2003	$ 76
Fiscal 2004	58
Fiscal 2005	72
Fiscal 2006	71
Fiscal 2007	69
December 1, 2007 and thereafter	760
	$1,106

Included in the above table are net rental commitments of approximately $603 million associated with properties vacated by the Company due to events of September 11, 2001.

The Company allocates a portion of the costs associated with the above properties to certain related parties based upon headcount usage.

Note 17. Related Party Transactions

In the normal course of business, the Company engages in various securities trading, investment banking and financing activities with Holdings and many of its subsidiaries (the "Related Parties"). Various charges, such as compensation and benefits, occupancy, administration and computer processing are allocated between the Related Parties, based upon specific identification and other allocation methods.

Holdings has allocated to the Company the cost of certain employees and space in various New York City and surrounding locations. In addition, the Company charges other affiliates of Holdings for services it provides and also has certain revenue sharing arrangements. A portion of these reimbursements are variable in nature.

Holdings and subsidiaries of Holdings raise money through short- and long-term funding in the capital markets, which is used to fund the operations of certain of the Company's wholly owned subsidiaries. Advances from Holdings and other affiliates were $13.2 billion at November 30, 2002.

In connection therewith, advances from Holdings aggregating approximately $11.5 billion, at November 30, 2002, are generally payable on demand. The average interest rate charged on these advances is primarily based on Holdings' average daily cost of funds, which was 1.8% for the twelve months ended November 30, 2002. In addition, the Company had borrowings from Holdings and subsidiaries of Holdings, classified as subordinated indebtedness, of approximately $2.1 billion at November 30, 2002. In addition, the Company has advances from other subsidiaries of Holdings aggregating approximately $1.7 billion at November 30, 2002, with various repayment terms.

At November 30, 2002, the Company has $11.0 billion of securities purchased under agreements to resell and $15.7 billion of securities sold under agreements to repurchase with Holdings and subsidiaries of Holdings. Additionally, at November 30, 2002, the Company has $0.9 billion and $2.0 billion included within derivatives and other contractual agreements owned and sold but not yet purchased, respectively, with Holdings and subsidiaries of Holdings.

The Company believes that amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate the amounts that would have been recorded if the Company operated as an unaffiliated entity.

During 2002, the Company distributed $1,085 million to Holdings as dividends. During 2002, Holdings contributed capital of $56 million associated with the Company's regulatory settlement. Additional information about the Company's regulatory settlement can be found in Note 4 to the Consolidated Financial Statements.